UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                              (Amendment No. ___)*



                             Student Advantage, Inc.
                                (Name of Issuer)

                          Common Stock, $0.01 par value
                         (Title of Class of Securities)

                                   86386Q 20 4
                                 (CUSIP Number)

                              Raymond V. Sozzi, Jr.
                                  Scholar, Inc.
                                280 Summer Street
                                Boston, MA 02210
                               Tel: (617) 912-2000
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)


                               September 30, 2002
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [X].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                              Page 2 of 15 Pages
CUSIP No.  86386Q 20 4

--------------------------------------------------------------------------------
1.  NAMES OF REPORTING PERSONS                             Raymond V. Sozzi, Jr.
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
    (a) [X]
    (b)
--------------------------------------------------------------------------------
3.  SEC USE ONLY
--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS (SEE INSTRUCTIONS):    PF
--------------------------------------------------------------------------------
5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(D) OR 2(E):  [   ]
--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION:       United States
--------------------------------------------------------------------------------
NUMBER OF SHARES          7.       SOLE VOTING POWER:              716,798
BENEFICIALLY OWNED BY     ------------------------------------------------------
EACH REPORTING PERSON     8.       SHARED VOTING POWER:               0
WITH                      ------------------------------------------------------
                          9.       SOLE DISPOSITIVE POWER:         716,798
                          ------------------------------------------------------
                          10.      SHARED DISPOSITIVE POWER:          0
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
    716,798
--------------------------------------------------------------------------------
12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (SEE INSTRUCTIONS):    [   ]
--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   13.4%
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):         IN
--------------------------------------------------------------------------------

                                                              Page 3 of 15 Pages
CUSIP No.  86386Q 20 4

--------------------------------------------------------------------------------
1.  NAMES OF REPORTING PERSONS                                    ATLAS II, L.P.
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a) [X]
    (b)
--------------------------------------------------------------------------------
3.  SEC USE ONLY
--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS (SEE INSTRUCTIONS):     WC
--------------------------------------------------------------------------------
5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(D) OR 2(E):  [   ]
--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION:       New York
--------------------------------------------------------------------------------
NUMBER OF SHARES          7.    SOLE VOTING POWER:            409,126(1)
BENEFICIALLY OWNED BY     ------------------------------------------------------
EACH REPORTING PERSON     8.    SHARED VOTING POWER:             0
WITH                      ------------------------------------------------------
                          9.    SOLE DISPOSITIVE POWER:       409,126(1)
--------------------------------------------------------------------------------
                          10.   SHARED DISPOSITIVE POWER:        0
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
     409,126(1)
--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS):    [   ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)            7.6%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):       PN
--------------------------------------------------------------------------------
(1)  As exercised by its general partner, Richard Jacinto II.

                                                              Page 4 of 15 Pages
CUSIP No.  86386Q 20 4

--------------------------------------------------------------------------------
1.  NAMES OF REPORTING PERSONS                          Pentagram Partners, L.P.
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a) [X]
    (b)
--------------------------------------------------------------------------------
3.  SEC USE ONLY
--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS (SEE INSTRUCTIONS):         WC
--------------------------------------------------------------------------------
5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(D) OR 2(E):  [   ]
--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION:       New York
--------------------------------------------------------------------------------
NUMBER OF SHARES          7.    SOLE VOTING POWER:           394,616(1)
BENEFICIALLY OWNED BY     ------------------------------------------------------
EACH REPORTING PERSON     8.    SHARED VOTING POWER:            0
WITH                      ------------------------------------------------------
                          9.    SOLE DISPOSITIVE POWER:      394,616(1)
                          ------------------------------------------------------
                          10.      SHARED DISPOSITIVE POWER:  0
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
    394,616(1)
--------------------------------------------------------------------------------
12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (SEE INSTRUCTIONS):    [   ]
--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)            7.3%
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):         PN
--------------------------------------------------------------------------------
(1)  As exercised by its general partner, Richard Jacinto II.

                                                              Page 5 of 15 Pages
CUSIP No.  86386Q 20 4

--------------------------------------------------------------------------------
1.  NAMES OF REPORTING PERSONS                                Richard Jacinto II
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a) [X]
    (b)
--------------------------------------------------------------------------------
3.  SEC USE ONLY
--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS (SEE INSTRUCTIONS): Not applicable
--------------------------------------------------------------------------------
5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(D) OR 2(E):  [   ]
--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION:       United States
--------------------------------------------------------------------------------
NUMBER OF SHARES          7.   SOLE VOTING POWER           803,742(1)
BENEFICIALLY OWNED BY     ------------------------------------------------------
EACH REPORTING PERSON     8.   SHARED VOTING POWER:           0
WITH                      ------------------------------------------------------
                          9.   SOLE DISPOSITIVE POWER:     803,742(1)
                          ------------------------------------------------------
                          10.      SHARED DISPOSITIVE POWER:  0
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
    803,742(1)
--------------------------------------------------------------------------------
12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (SEE INSTRUCTIONS):    [   ]
--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)            14.9%
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):         IN
--------------------------------------------------------------------------------
(1) Represents shares held by Pentagram Partners, L.P. and Atlas II, L.P., of which Richard Jacinto II is the general partner.

                                                              Page 6 of 15 Pages
CUSIP No.  86386Q 20 4

--------------------------------------------------------------------------------
1.  NAMES OF REPORTING PERSONS                   Greylock IX Limited Partnership
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a) [X]
    (b)
--------------------------------------------------------------------------------
3.  SEC USE ONLY
--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS (SEE INSTRUCTIONS):         WC
--------------------------------------------------------------------------------
5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(D) OR 2(E):  [   ]
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION:
--------------------------------------------------------------------------------
NUMBER OF SHARES          7.  SOLE VOTING POWER:          450,000(1)(2)
BENEFICIALLY OWNED BY     ------------------------------------------------------
EACH REPORTING PERSON     8.  SHARED VOTING POWER:             0
WITH                      ------------------------------------------------------
                          9.  SOLE DISPOSITIVE POWER:     450,000(1)(2)
--------------------------------------------------------------------------------
                          10. SHARED DISPOSITIVE POWER:      0
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
     450,000(1) (2)
--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS):    [   ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)         8.4%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):         PN
--------------------------------------------------------------------------------
(1)   Includes 25,000 shares of common stock subject to a warrant.
(2)   As exercised by its general partner, Greylock IX GP Limited Partnership.

                                                              Page 7 of 15 Pages
CUSIP No.  86386Q 20 4

--------------------------------------------------------------------------------
1.  NAMES OF REPORTING PERSONS                Greylock IX GP Limited Partnership
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a) [X]
    (b)
--------------------------------------------------------------------------------
3.  SEC USE ONLY
--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS (SEE INSTRUCTIONS):         Not applicable
--------------------------------------------------------------------------------
5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(D) OR 2(E):  [   ]
--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION:
--------------------------------------------------------------------------------
NUMBER OF SHARES          7.   SOLE VOTING POWER:         450,000(1)(2)
BENEFICIALLY OWNED BY     ------------------------------------------------------
EACH REPORTING PERSON     8.   SHARED VOTING POWER:            0
WITH                      ------------------------------------------------------
                          9.   SOLE DISPOSITIVE POWER:    450,000(1)(2)
                          ------------------------------------------------------
                          10.  SHARED DISPOSITIVE POWER:       0
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
     450,000(1) (2)
--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS):    [   ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)         8.4%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):      PN
--------------------------------------------------------------------------------
(1)  Includes 25,000 shares of common stock subject to a warrant.
(2)  Represents shares held by Greylock IX Limited Partnership.

                                                              Page 8 of 15 Pages
CUSIP No.  86386Q 20 4

--------------------------------------------------------------------------------
1.  NAMES OF REPORTING PERSONS                                   G. Todd Eichler
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
    (a) [X]
    (b)
--------------------------------------------------------------------------------
3.  SEC USE ONLY
--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS (SEE INSTRUCTIONS):         PF
--------------------------------------------------------------------------------
5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(D) OR 2(E):  [   ]
--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION:       United States
--------------------------------------------------------------------------------
NUMBER OF SHARES          7.   SOLE VOTING POWER:          202,861
BENEFICIALLY OWNED BY     ------------------------------------------------------
EACH REPORTING PERSON     8.   SHARED VOTING POWER:           0
WITH                      ------------------------------------------------------
                          9.   SOLE DISPOSITIVE POWER:     202,861
                          ------------------------------------------------------
                          10.  SHARED DISPOSITIVE POWER:      0
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
    202,861
--------------------------------------------------------------------------------
12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (SEE INSTRUCTIONS):    [   ]
--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)       3.8%
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):         IN
--------------------------------------------------------------------------------

                                                              Page 9 of 15 Pages
CUSIP No.  86386Q 20 4

--------------------------------------------------------------------------------
1.  NAMES OF REPORTING PERSONS                                     Scholar, Inc.
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
    (a) [X]
    (b)
--------------------------------------------------------------------------------
3.  SEC USE ONLY
--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS (SEE INSTRUCTIONS):         Not Applicable
--------------------------------------------------------------------------------
5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(D) OR 2(E):  [   ]
--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION:       Delaware
--------------------------------------------------------------------------------
NUMBER OF SHARES          7.   SOLE VOTING POWER:             0
BENEFICIALLY OWNED BY     ------------------------------------------------------
EACH REPORTING PERSON     8.   SHARED VOTING POWER:           0
WITH                      ------------------------------------------------------
                          9.   SOLE DISPOSITIVE POWER:        0
                          ------------------------------------------------------
                          10.  SHARED DISPOSITIVE POWER:      0
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
    0
--------------------------------------------------------------------------------
12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (SEE INSTRUCTIONS):    [   ]
--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)        0%
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):             CO
--------------------------------------------------------------------------------

                                                             Page 10 of 15 Pages

ITEM 1.  SECURITY AND ISSUER

     This statement relates to Common Stock, $0.01 par value, of Student Advantage, Inc., a Delaware corporation (the "Issuer"). The principal executive office of the Issuer is 280 Summer Street, Boston, Massachusetts 02210.

ITEM 2.  IDENTITY AND BACKGROUND

(a) to (f)

     This statement is being filed by (1) Raymond V. Sozzi, Jr.; (2) Atlas II, L.P.; (3) Pentagram Partners, L.P. (4) Richard Jacinto II, (5) Greylock IX Limited Partnership, (6) Greylock IX GP Limited Partnership, (7) G. Todd Eichler and (8) Scholar, Inc. (collectively, the "Reporting Persons").

     Raymond V. Sozzi, Jr.'s principal occupation is as the Chairman of the Board, President and Chief Executive Officer of the Issuer. He is a U.S. citizen. His business address is 280 Summer Street Boston, MA 02210.

     Atlas II, L.P., a New York limited partnership, is an investment fund located at 630 Fifth Avenue, 20th Floor, New York, NY 10100.

     Pentagram Partners, L.P., a New York limited partnership, is an investment fund located at 630 Fifth Avenue, 20th Floor, New York, NY 10100.

     Richard Jacinto II's principal occupation is as a fund manager. He is the General Partner of Atlas II, L.P. and Pentagram Partners, L.P. He is a U.S. citizen and his business address is 630 Fifth Avenue, 20th Floor, New York, NY 10100.

     Greylock IX Limited Partnership, a Delaware limited partnership, is a venture capital partnership located at 880 Winter Street, Waltham, MA 02451.

     Greylock IX GP Limited Partnership, a Delaware limited partnership, is the general partner of Greylock IX Limited Partnership and is located at 880 Winter Street, Waltham, MA 02451.

     G. Todd Eichler's principal occupation is as the executive vice president, business services of the Issuer. He is a U.S. citizen. His business address is 2131 Greenwich Street, San Francisco, CA 94123.

     Scholar, Inc., a Delaware corporation ("Scholar"), was formed to provide a loan to the Issuer and to facilitate a possible merger with or acquisition of Issuer. Its business address is 280 Summer Street, Boston, Massachusetts 02210.

     During the past five years, none of the Reporting Persons, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                                                             Page 11 of 15 Pages

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The Reporting Persons (other than Scholar, which does not own any shares of common stock of the Issuer, Richard Jacinto II, who is deemed to beneficially own shares owned by Atlas II, L.P. and Pentagram Partners, L.P., and Greylock IX GP Limited Partnership, which may be deemed to beneficially own shares owned by Greylock IX Limited Partnership) each paid for their shares of common stock with private funds or working capital. There has been no change in the individual ownership of shares of the Reporting Persons; however, this Schedule 13D is being filed because the Reporting Persons may be deemed to be acting as a "group" in connection with the proposed transaction described in Item 4 below.

ITEM 4.  PURPOSE OF TRANSACTION

(a) -(f)

     The Reporting Persons may be deemed to have formed a "group" under Section 13(d) of the Securities Exchange Act of 1934, as amended, for the purpose of providing a loan to the Issuer and to discuss with the Issuer the possibility of a merger or acquisition of the Issuer. To accomplish these purposes, the Reporting Persons formed Scholar, in which the Reporting Persons are stockholders. On September 30, 2002, Scholar loaned the Issuer $3.5 million.

     The Reporting Persons are engaged in discussions with the Issuer regarding a proposal for a merger with or acquisition of the Issuer. The Reporting Persons have made a proposal to the Issuer providing for the acquisition of the Issuer in exchange for cash. It is the Reporting Persons expectation that, after any potential merger with or acquisition of the Issuer, the Issuer would not be subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended. The Reporting Persons anticipate that additional current stockholders of the Issuer may elect to participate in the acquisition of the Issuer and become part of the Reporting Persons' group.

     It  is  anticipated  that  the  consummation  of  any  proposed  merger  or acquisition would be contingent upon the receipt of required approvals, appropriate filings with securities regulatory agencies and stockholder approval.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a) - (b) The percentages set forth in this Item 5 are based on the number of shares of outstanding common stock reported in the Form 10-Q for the quarter ended June 30, 2002 filed by the Issuer, which stated that as of August 8, 2002, there were 5,358,284 shares of common stock outstanding. As of September 30, 2002, each of the Reporting Persons had power to vote or dispose of the shares of common stock of the Issuer as follows:

----------------------------------------------------------------------------------------------------------------------
                            Shares                                                         Sole           Shared
                         Beneficially                 Sole Voting     Shared Voting     Dispositive     Dispositive
      Stockholder           Owned      Percentage        Power            Power            Power           Power
----------------------------------------------------------------------------------------------------------------------
Raymond V. Sozzi, Jr.      716,298       13.4%          716,298             0            716,298             0
----------------------------------------------------------------------------------------------------------------------
Atlas II, L.P.             409,126        7.6%          409,126             0            409,126             0
----------------------------------------------------------------------------------------------------------------------
Pentagram Partners,        394,616        7.3%          394,616             0            394,616             0
L.P.
----------------------------------------------------------------------------------------------------------------------
Richard Jacinto II (1)     803,742       14.9%          803,742             0            803,742             0
----------------------------------------------------------------------------------------------------------------------
Greylock IX Limited        450,000        8.4%          450,000             0            450,000             0
Partnership (2)
----------------------------------------------------------------------------------------------------------------------
Greylock IX GP Limited     450,000        8.4%          450,000             0            450,000             0
Partnership (2)
----------------------------------------------------------------------------------------------------------------------
G. Todd Eichler            202,861        3.8%          202,861             0            202,861             0
----------------------------------------------------------------------------------------------------------------------
Scholar, Inc.                 0            0%              0                0               0                0
----------------------------------------------------------------------------------------------------------------------

                                                             Page 12 of 15 Pages

(1) Consists of the shares held by Atlas II, L.P. and Pentagram Partners, L.P. Richard Jacinto II is the General Partner of Atlas II, L.P. and Pentagram Partners, L.P. and has sole voting and investment power with respect to the shares held by Atlas II, L.P. and Pentagram Partners, L.P.
(2) The shares which may be deemed to be beneficially owned by Greylock IX GP Limited Partnership consist of the shares held by Greylock IX Limited Partnership. Greylock IX GP Limited Partnership is the general partner of Greylock IX Limited Partnership and has sole voting and investment power with respect to the shares held by Greylock IX Limited Partnership. The shares beneficially owned by Greylock IX Limited Partnership and which may be deemed to be beneficially owned by Greylock IX GP Limited Partnership include 25,000 shares of common stock of the Issuer subject to a warrant.

     The Reporting Persons, as a "group" beneficially hold in the aggregate 2,172,901 shares of common stock of the Issuer, which represents approximately 40.4% of the outstanding common stock.

(c) None of the Reporting Persons entered into transactions involving the issuer's common stock within the past 60 days, except on September 26, 2002, Atlas II, L.P. sold 42,064 shares of common stock in a private sale for $1.11 per share.

(d)      Not applicable.

(e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Each of Raymond V. Sozzi, Jr., Atlas II, L.P., Pentagram Partners, L.P. and
G. Todd Eichler have indicated an intention to contribute the shares of capital stock of the Issuer held by them to Scholar in connection with an acquisition of or merger with the Issuer. See also Items 4 and 7.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

     The following exhibits are filed herewith:

          A.   Joint Filing Agreement

          B. Loan Agreement, dated as of June 25, 2001, by and among the Issuer, the subsidiaries of the Issuer, and Reservoir Capital Partners, L.P., Reservoir Capital Associates, L.P. and Reservoir Capital Master Fund, L.P. (incorporated herein by reference from the Issuer's Current Report on Form 8-K dated June 25, 2001 filed on July 10, 2001).

          C. Security Agreement, dated as of June 25, 2001, by and among the Issuer, the subsidiaries of the Issuer, and Reservoir Capital Partners, L.P., as administrative agent (incorporated herein by reference from the Issuer's Current Report on Form 8-K dated June 25, 2001 filed on July 10, 2001).

          D. Amendment to Loan Agreement, dated as of September 28, 2001, between the Issuer and Reservoir Capital Partners, L.P.
               (amending the Loan Agreement by and among the Issuer, the subsidiaries of the Issuer and Reservoir Capital Partners, L.P., Reservoir Capital Associates, L.P. and Reservoir Capital Master Fund, L.P.) (incorporated herein by reference from the Issuer's Registration Statement on Form S-3 (File No. 333-75488)).

          E. Amendment No. 2, dated as of November 6, 2001, among the Issuer, the subsidiaries of the Issuer, and Reservoir Capital Partners, L.P., Reservoir Capital Associates, L.P. and Reservoir Capital Master Fund, L.P. (amending the Loan Agreement by and among the

                                                             Page 13 of 15 Pages

               Issuer, the subsidiaries of the Issuer, and Reservoir Capital Partners, L.P., Reservoir Capital Associates, L.P. and
               Reservoir Capital Master Fund, L.P.) (incorporated herein by reference from the Issuer's Registration Statement on Form S-3 (File No. 333-75488)).

          F. Letter Agreement, dated November 26, 2001, among the Issuer and Reservoir Capital Partners, L.P. (incorporated herein by reference from the Issuer's Registration Statement on Form S-3 (File No. 333-75488)).

          G. Amendment No. 3, dated as of February 14, 2002, among the Issuer, the subsidiaries of the Issuer, and Reservoir Capital Partners, L.P., Reservoir Capital Associates, L.P. and Reservoir Capital Master Fund, L.P. (amending the Loan Agreement by and among the Issuer, the subsidiaries of the Issuer, and Reservoir Capital Partners, L.P., Reservoir Capital Associates, L.P. and Reservoir Capital Master Fund, L.P.) (incorporated herein by reference to the Issuer's Annual Report on Form 10-K for the year ended December 31, 2001).

          H. Amendment No. 4, dated as of March 29,2002, among the Issuer, the subsidiaries of the Issuer and Reservoir Capital Partners, L.P., Reservoir Capital Associates, L.P. and Reservoir Capital Master Fund, L.P. (amending the Loan Agreement by and among the Issuer, the subsidiaries of the Issuer, and Reservoir Capital Partners, L.P., Reservoir Capital Associates, L.P. and Reservoir Capital Master Fund, L.P.) (incorporated herein by reference to the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 2002).

          I.   Amendment  No.  5 to Loan  Agreement  and  Amendment  to  Warrant
               Agreement, dated as of May 6, 2002, among the Issuer, the subsidiaries of the Issuer and Reservoir Capital Partners, L.P., Reservoir Capital Associates, L.P. and Reservoir Capital Master Fund, L.P. (amending the Loan Agreement by and among the Issuer, the subsidiaries of the Issuer, and Reservoir Capital Partners, L.P., Reservoir Capital Associates, L.P. and Reservoir Capital Master Fund, L.P.) (incorporated herein by reference to the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 2002).Amendment No. 6 to Loan Agreement, dated as of September 30, 2002, among the Issuer, the subsidiaries of the Issuer and Reservoir Capital Partners, L.P., Reservoir Capital Associates, L.P. Reservoir Capital Master Fund, L.P., and Scholar, Inc. (amending the Loan Agreement by and among the Issuer, the subsidiaries of the Issuer, and Reservoir Capital Partners, L.P., Reservoir Capital Associates, L.P. and Reservoir Capital Master Fund, L.P.) (incorporated herein by reference to the Issuer's Current Report on Form 8-K dated September 30, 2002 filed on October 1, 2002).

          J. Promissory Note, dated September 30, 2002, executed and delivered by the Issuer to Scholar, Inc. in the original principal amount of $3,500,000 (incorporated herein by reference to the Issuer's Current Report on Form 8-K dated September 30, 2002 filed on October 1, 2002).

                                                             Page 14 of 15 Pages


                                                               SIGNATURE

     After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  October 8, 2002


/S/ RAYMOND V. SOZZI, JR.
-----------------------------------
Raymond V. Sozzi, Jr, an Individual


ATLAS II, L.P.



By: /S/ RICHARD JACINTO II
    -------------------------------
Richard Jacinto II, General Partner


PENTAGRAM PARTNERS, L.P.



By: /S/ RICHARD JACINTO II
    -------------------------------
Richard Jacinto II, General Partner


/S/ RICHARD JACINTO II
-----------------------------------
Richard Jacinto, II, an Individual


GREYLOCK IX LIMITED PARTNERSHIP

By: Greylock IX GP Limited Partnership, General Partner



By: /S/ WILLIAM S. KAISER
    -------------------------------
William S. Kaiser, General Partner


GREYLOCK IX GP LIMITED PARTNERSHIP



By: /S/ WILLIAM S. KAISER
    -------------------------------
William S. Kaiser, General Partner

                                                             Page 15 of 15 Pages

/S/ G. TODD EICHLER
-----------------------------------
G. Todd Eichler, an Individual



SCHOLAR, INC.



By: /S/ RAYMOND V. SOZZI, JR.
    -------------------------------
Raymond V. Sozzi, Jr., President

                                INDEX OF EXHIBITS



Exhibit No.      Description
-----------      -----------

A.               Joint Filing Agreement

B. Loan Agreement, dated as of June 25, 2001, by and among the Issuer, the subsidiaries of the Issuer, and Reservoir Capital Partners, L.P., Reservoir Capital Associates, L.P. and Reservoir Capital Master Fund, L.P. (incorporated herein by reference from the Issuer's Current Report on Form 8-K dated June 25, 2001 filed on July 10, 2001).

C. Security Agreement, dated as of June 25, 2001, by and among the Issuer, the subsidiaries of the Issuer, and Reservoir Capital Partners, L.P., as administrative agent (incorporated herein by reference from the Issuer's Current Report on Form 8-K dated June 25, 2001 filed on July 10, 2001).

D. Amendment to Loan Agreement, dated as of September 28, 2001, between the Issuer and Reservoir Capital Partners, L.P. (amending the Loan Agreement by and among the Issuer, the subsidiaries of the Issuer and Reservoir Capital Partners, L.P., Reservoir Capital Associates, L.P. and Reservoir Capital Master Fund, L.P.) (incorporated herein by reference from the Issuer's Registration Statement on Form S-3 (File No. 333-75488)).

E. Amendment No. 2, dated as of November 6, 2001, among the Issuer, the subsidiaries of the Issuer, and Reservoir Capital Partners, L.P., Reservoir Capital Associates, L.P. and Reservoir Capital Master Fund, L.P. (amending the Loan
                 Agreement by and among the Issuer, the subsidiaries of the Issuer, and Reservoir Capital Partners, L.P., Reservoir Capital Associates, L.P. and Reservoir Capital Master Fund, L.P.) (incorporated herein by reference from the Issuer's Registration Statement on Form S-3 (File No. 333-75488)).

F. Letter Agreement, dated November 26, 2001, among the Issuer and Reservoir Capital Partners, L.P. (incorporated herein by reference from the Issuer's Registration Statement on Form S-3 (File No. 333-75488)).

G. Amendment No. 3, dated as of February 14, 2002, among the Issuer, the subsidiaries of the Issuer, and Reservoir Capital Partners, L.P., Reservoir Capital Associates, L.P. and Reservoir Capital Master Fund, L.P. (amending the Loan
                 Agreement by and among the Issuer, the subsidiaries of the Issuer, and Reservoir Capital Partners, L.P., Reservoir Capital Associates, L.P. and Reservoir Capital Master Fund, L.P.) (incorporated herein by reference to the Issuer's Annual Report on Form 10-K for the year ended December 31, 2001).

H. Amendment No. 4, dated as of March 29,2002, among the Issuer, the subsidiaries of the Issuer and Reservoir Capital Partners,

                 L.P., Reservoir Capital Associates, L.P. and Reservoir Capital Master Fund, L.P. (amending the Loan Agreement by and among the Issuer, the subsidiaries of the Issuer, and Reservoir Capital Partners, L.P., Reservoir Capital Associates, L.P. and Reservoir Capital Master Fund, L.P.) (incorporated herein by reference to the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 2002).

I. Amendment No. 5 to Loan Agreement and Amendment to Warrant Agreement, dated as of May 6, 2002, among the Issuer, the subsidiaries of the Issuer and Reservoir Capital Partners, L.P., Reservoir Capital Associates, L.P. and Reservoir Capital Master Fund, L.P. (amending the Loan Agreement by and among the Issuer, the subsidiaries of the Issuer, and Reservoir Capital Partners, L.P., Reservoir Capital Associates, L.P. and Reservoir Capital Master Fund, L.P.) (incorporated herein by reference to the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 2002).

J. Amendment No. 6 to Loan Agreement, dated as of September 30, 2002, among the Issuer, the subsidiaries of the Issuer and Reservoir Capital Partners, L.P., Reservoir Capital Associates, L.P. Reservoir Capital Master Fund, L.P., and Scholar, Inc. (amending the Loan Agreement by and among the Issuer, the subsidiaries of the Issuer, and Reservoir Capital Partners, L.P., Reservoir Capital Associates, L.P. and Reservoir Capital Master Fund, L.P.) (incorporated herein by reference to the Issuer's Current Report on Form 8-K dated September 30, 2002 filed on October 1, 2002).

K. Promissory Note, dated September 30, 2002, executed and delivered by the Issuer to Scholar, Inc. in the original principal amount of $3,500,000 (incorporated herein by reference to the Issuer's Current Report on Form 8-K dated September 30, 2002 filed on October 1, 2002).

                                    EXHIBIT A

                             JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is not accurate.

Dated:  October 8, 2002


/S/ RAYMOND V. SOZZI, JR.
-----------------------------------
Raymond V. Sozzi, Jr, an Individual


ATLAS, II L.P.



By: /S/ RICHARD JACINTO II
    -------------------------------
Richard Jacinto II, General Partner


PENTAGRAM PARTNERS, L.P.



By: /S/ RICHARD JACINTO II
    -------------------------------
Richard Jacinto II, General Partner


/S/ RICHARD JACINTO II
-----------------------------------
Richard Jacinto II, an Individual


GREYLOCK IX LIMITED PARTNERSHIP

By:  Greylock IX GP Limited Partnership, General Partner



By: /S/ WILLIAM S. KAISER
    ------------------------------
William S. Kaiser, General Partner

GREYLOCK IX GP LIMITED PARTNERSHIP



By: /S/ WILLIAM S. KAISER
    ------------------------------
William S. Kaiser, General Partner


/S/ G. TODD EICHLER
----------------------------------
G. Todd Eichler, an Individual



SCHOLAR, INC.



By: /S/ RAYMOND V. SOZZI
    ------------------------------
Raymond V. Sozzi, Jr., President